Exhibit 2(E)

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SETTLEMENT AGREEMENT

     This Settlement Agreement, effective as of the 27th day of December 2004, is by and between Northrop Grumman Space & Mission Systems Corp., as successor by merger to TRW, Inc. (such successor by merger being referred to herein as “TRW”) and Goodrich Corporation (“Goodrich”). As used in this Settlement Agreement, the term “parties” means TRW and Goodrich.

RECITALS

     WHEREAS, TRW, on behalf of itself and its Subsidiaries and Affiliates, and Goodrich are parties to a Master Agreement of Purchase and Sale, dated as of June 18, 2002, as amended by Amendment 1, dated as of October 1, 2002 (“Master Agreement”), pursuant to which TRW sold to Goodrich its aeronautical systems business (“AS”) (Capitalized terms used herein and not otherwise defined are used herein as defined in the Master Agreement.);

     WHEREAS, Section 2.4 of the Master Agreement governs the assumption of liabilities by Goodrich arising out of, relating to or concerning actions taken by TRW, its Subsidiaries or Affiliates on or before the Closing Date, and the exclusion of liabilities from those assumed by Goodrich, including any and all Environmental Liabilities, Shared Campaign Claims, Pre-Closing Customer Contract Claims, and Product Liability Claims, and other pre-existing matters that are not Assumed Liabilities (such excluded liabilities are “Excluded Liabilities” as defined in Section 2.4(b) of the Master Agreement);

     WHEREAS, Sections 2.4(a)(iii) and 2.4(a)(iv) of the Master Agreement provide inter alia that Buyer shall manage such Shared Campaign Claims and Pre-Closing Customer Contract Claims in accordance with the procedures set forth in Section 6.22 thereof;

     WHEREAS, Article IV of the Master Agreement primarily governs the representations and warranties given by TRW in connection with the sale of the AS;

     WHEREAS, Sections 9.2(a) and 9.3 of the Master Agreement provide for the indemnification by TRW for certain claims of Goodrich;

     WHEREAS, by letter agreement dated April 4, 2003, the parties entered into an agreement with respect to the Purchase Price Adjustment pursuant to Section 2.6 of the Master Agreement;

     WHEREAS, by invoices dated October 31, 2003 and December 30, 2003, and an invoice, No. NG003 dated April 30, 2004 (copies of which invoices are attached as Exhibit 1), Goodrich has submitted notices of claims under Sections 2.4, 9.2(a) and 9.3 of the Master Agreement;

     WHEREAS, by letter dated March 30, 2004 (a copy of which is attached as Exhibit 2), Goodrich has submitted a notice of claim for indemnification for breach of representation or warranty under Section 9.2(a)(i) and 9.3 of the Master Agreement;

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     WHEREAS, TRW has disputed the claims asserted by Goodrich;

     WHEREAS, TRW has made a good faith payment to Goodrich of $10 million toward outstanding invoices, reserving all rights;

     WHEREAS, Goodrich has made against TRW and TRW has made against Goodrich certain other miscellaneous claims arising out of Goodrich’s purchase of the AS, as reflected in a document entitled Northrop Grumman Miscellaneous Open Items Summary & Status (a copy of which is attached as Exhibit 3) (“Miscellaneous Claims”);

     WHEREAS, after due consideration, the parties have determined to resolve and settle certain claims;

TERMS OF AGREEMENT

     NOW THEREFORE, the parties agree as follows:

     1. TRW, on behalf of itself and its Subsidiaries and Affiliates and in payment of inter alia certain Excluded Liabilities set forth in Section 2.4 of the Master Agreement, shall pay Goodrich $99 million, less the $10 million good faith payment already paid. TRW shall pay the $89 million balance of the settlement amount on the effective date of this Agreement. Goodrich shall act on its own behalf and as an agent for its Subsidiaries and Affiliates. Allocation of the settlement amount by and among Goodrich and its Subsidiaries and Affiliates will be completed by Goodrich. TRW shall pay by electronic funds transfer of immediately available funds pursuant to appropriate written instructions to be provided by Goodrich.

     2. In consideration of the full $99 million described above and other than the “Excluded Claims,” as defined in Paragraph 4, Goodrich:

     (a) assumes and agrees to pay, perform and discharge when due, in any amounts, as Assumed Liabilities: (i) Shared Campaign Claims, (ii) Pre-Closing Customer Contract Claims, and (iii) liabilities under Section 2.4(c) of the Master Agreement incurred in connection with, arising from, or resulting solely from any Aerospace Affiliate or its respective subsidiaries;

     (b) irrevocably and unconditionally releases and forever discharges TRW and its affiliates, parents, subsidiaries, predecessors, divisions, directors, officers, insurers, shareholders, employees, agents, attorneys, accountants, investment bankers and successors and assigns from any and all actions, causes of action, suits, demands, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, extents, executions, claims, counterclaims and demands whatsoever, in law, admiralty or equity, known or unknown, existing or not, which Goodrich ever had, or which Goodrich now has, or which Goodrich might otherwise in the future have arising out of or with respect to:

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     (i) all liabilities incurred in connection with, arising from or resulting from any Shared Campaign Claims and Pre-Closing Customer Contract Claims;

     (ii) the specific matters designated in Exhibit 1 as “other pre-existing matters that are not Assumed Liabilities” (October 30, 2003 Invoice), “other excluded, pre-existing liabilities” (December 30, 2003 Invoice), and “Other Pre-existing” (April 30, 2004 Invoice) as described in Exhibit 1 but not other Excluded Liabilities, as defined in Section 2.4(b) of the Master Agreement;

     (iii) all claims by third party suppliers for failure to pay for goods or services rendered to the Business before the Closing (“Third Party Supplier Claims”);

     (iv) all claims for breach of the covenants made by TRW in Section 6.1(a)(i) and 6.1(a)(v) of the Master Agreement;

     (v) the claims for breaches of representations or warranties under Section 9.2(a)(i) and 9.2(a)(ii) of the Master Agreement (but not including claims or rights pursuant to Sections 4.12 (Taxes) and 9.1(a)(ii) of the Master Agreement);

     (vi) the matters set forth in the Miscellaneous Claims Summary attached as Exhibit 3; and

     (vii) liabilities under Section 2.4(c) of the Master Agreement, incurred in connection with, arising from or resulting solely from any Aerospace Affiliate or its respective subsidiaries (“Aerospace Affiliates” having been defined in Section 1.1 and listed in Schedule 2.2 of the Master Agreement);

The matters set forth in this Paragraph 2 shall be referred to hereinafter collectively as the “Release of TRW”.

     3. In further consideration of this Settlement Agreement and the Release of TRW, TRW irrevocably and unconditionally releases and forever discharges Goodrich and its affiliates, parents, subsidiaries, predecessors, divisions, directors, officers, insurers, shareholders, employees, agents, attorneys, accountants, investment bankers and successors and assigns from any and all actions, causes of action, suits, demands, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, extents, executions, claims, counterclaims and demands whatsoever, in law, admiralty or equity, known or unknown, existing or not, which TRW ever had, or which TRW now has, or which TRW might otherwise in the future have arising out of or with respect to or in connection with the matters set forth in the Miscellaneous Claims Summary attached as Exhibit 3.

     4. Notwithstanding Paragraph 2, the Release of TRW shall not cover or include and specifically excludes any and all claims of any nature that Goodrich might otherwise have arising out of or with respect to or in connection with:

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     (a) item “1. Airbus A380 Actuation Systems Development Program” and item “5. Environmental Liabilities” described in Exhibit 2; and

     (b) the following Excluded Liabilities from Section 2.4(b) of the Master Agreement (and for purposes of this Paragraph 4(b), disregarding any internal references within Section 2.4(b) of the Master Agreement that would restrict the application of such section to TRW (as such term is defined in the Master Agreement) and the Asset Selling Subsidiaries and deeming them to apply as well to the Aerospace Affiliates) : (1) Environmental Liabilities, as described in Section 2.4(a)(v) and (b)(ix); (2) employee liabilities, as described in Section 2.4(b)(ii); (3) indebtedness for borrowed money, as described in Section 2.4(b)(iv); (4) asbestos liabilities, as described in Section 2.4(b)(v); (5) Intellectual Property liabilities, as described in Section 2.4(b)(vi); (6) discontinued site liabilities, as described in Section 2.4(b)(vii); (7) litigation liabilities, as described in Section 2.4(b)(viii); (8) product liabilities, as described in Section 2.4(b)(xii); (9) import/export fines and penalties, as described in Section 2.4(b)(xiii); (10) certain other liabilities, as described in Section 2.4(b)(xiv); and (11) Excluded Taxes, as described in Section 2.4(b)(xv) (the claims described in this Paragraph 4, collectively, the “Excluded Claims”).

     5. The Master Agreement remains in full force and effect in accordance with its terms except as specifically modified by this Settlement Agreement. And provided further, this Settlement Agreement shall be construed as modifying Section 2.4(b) of the Master Agreement only with respect to Shared Campaign Claims and Pre-Closing Customer Contract Claims.

     6. This Settlement Agreement may not be modified, altered, or amended except by written agreement of the parties.

     7. Any waiver of any provision of this Settlement Agreement must be in writing. Any waiver or failure to enforce any provision of this Settlement Agreement on one occasion will not be deemed a waiver of any other provision or of such provision on any other occasion.

     8. This Settlement Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns.

     9. Goodrich represents and warrants (1) that it has not assigned any claim that it had or may have against TRW, its affiliates, parents, subsidiaries, predecessors, divisions, directors, officers, insurers, shareholders, employees, agents, attorneys, accountants, investment bankers and successors and assigns, (2) the execution, delivery and performance of this Settlement Agreement and the consummation of the transactions contemplated hereby (a) are within the corporate power and authority of Goodrich and (b) have been duly authorized by all necessary corporate action on the part of Goodrich, (3) this Settlement Agreement has been duly executed and delivered to TRW by an officer of Goodrich who has been duly authorized to perform such acts, and (4) this Settlement Agreement constitutes a legal, valid and binding obligation of Goodrich enforceable against Goodrich in accordance with its terms..

     10. TRW represents and warrants that: (1) it is the legal successor by merger to TRW, Inc., (2) the execution, delivery and performance of this Settlement Agreement and the

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consummation of the transactions contemplated hereby (a) are within the corporate power and authority of TRW and (b) have been duly authorized by all necessary corporate action on the part of TRW, (3) this Settlement Agreement has been duly executed and delivered to Goodrich by an officer of TRW who has been duly authorized to perform such acts, and (4) this Settlement Agreement constitutes a legal, valid and binding obligation of TRW enforceable against TRW in accordance with its terms.

     11. Goodrich represents and warrants that, to the knowledge of Goodrich, except for: (i) subsection (a) of Paragraph 4 herein and (ii) Environmental Liabilities (as such term is defined in the Master Agreement), as of the date hereof, there is no pending claim, demand, action, suit or proceeding that arises out of Goodrich’s purchase of the AS that would result in Goodrich making a claim against TRW. “Knowledge of Goodrich” above means the actual knowledge, after reasonable inquiry, of the persons listed on the attached Exhibit 4.

     12. This Settlement Agreement will be construed and governed in accordance with New York law as applied to contracts made and performed entirely within New York. The parties agree that the exclusive jurisdiction and venue for any dispute arising between the parties under this Agreement will be the New York State Supreme Court, New York County, or the United States District Court for the Southern District of New York.

     13. The provisions of this Settlement Agreement shall be deemed severable. Therefore, if any part or provision of this Settlement Agreement is rendered void, invalid, or unenforceable, in any jurisdiction, then such part or provision shall be severed from the remainder of this Settlement Agreement only as to such jurisdiction. Such severance shall not affect the validity or enforceability of the remainder of this Settlement Agreement unless the severance substantially impairs the value of the whole agreement to any party.

     14. The parties declare (a) that they have carefully read this Settlement Agreement, (b) that they know and understand its contents, (c) that its execution is a voluntary act, and (d) that they have not been influenced to execute it by any representation of the other party not contained in this Settlement Agreement.

     15. This Settlement Agreement has resulted from negotiations between parties who are represented by counsel, who have substantially equal bargaining power, and who are under no compulsion to execute or deliver a disadvantageous agreement. No ambiguity or omission in this Settlement Agreement shall be construed or resolved against a party on the ground that this Settlement Agreement or any of its provisions was drafted or proposed by that party.

     16. This Settlement Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument. This Settlement Agreement shall be binding upon the exchange of facsimile copies of signature pages from separately signed originals, and then subsequently formalized by the prompt exchange of the signed originals.

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     17. To the extent the Recitals above are deemed inconsistent with the numbered paragraphs above, the numbered paragraphs shall control.

     IN WITNESS WHEREOF, the parties hereto have caused this Settlement Agreement to be duly executed by their duly authorized representatives as of the effective date set forth above.

GOODRICH CORPORATION

DATED: December 27, 2004	By:	/s/ Marshall O. Larsen

Name: Marshall O. Larsen Title: Chairman, President & CEO

NORTHROP GRUMMAN SPACE & MISSION SYSTEMS CORP.

DATED: December 27, 2004		By:	/s/ James L. Sanford

		Name:	James L. Sanford
		Title:	Treasurer